UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report: November 26, 2018

OVASCIENCE, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	45-1472564
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

9 Fourth Avenue

Waltham, MA 02451

(Address of principal executive offices)

(617) 500-2802

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.  Other Events.

On November 5, 2018, OvaScience, Inc. (“OvaScience” or the “Company”) filed a final proxy statement, prospectus and information statement (the “Definitive Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) with respect to the special meeting of OvaScience’s stockholders scheduled to be held on December 4, 2018 in order to, among other things, obtain the stockholder approvals necessary to complete the planned merger of Millendo Therapeutics, Inc. (“Millendo”) with and into Orion Merger Sub, Inc., a wholly owned subsidiary of OvaScience (“Merger Sub”), under an Agreement and Plan of Merger and Reorganization dated as of August 8, 2018, as amended (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Millendo, with Millendo continuing as a wholly owned subsidiary of OvaScience and the surviving corporation of the merger (the “Merger”).

The information below supplements our disclosures in the Definitive Proxy Statement related to the Merger.

Post-Closing Financing

As disclosed in the Definitive Proxy Statement, the Company intends to complete a private placement financing (the “Post-Closing Financing”) with an investor, involving the sale of approximately $20 million of the Company’s common stock. The Post-Closing Financing will allow the Company to extend its cash runway into the second half of 2020; terms of this arms-length investment were weighed against other alternatives. Millendo explored and considered alternatives such as a traditional initial public offering, seeking financing solely from its current investors and obtaining debt financings, but the reverse merger with OvaScience, coupled with the additional $20 million financing was regarded as the best alternative when trying to balance certainty of execution, raising a certain quantity of capital to ensure adequate runway for value creating milestones and maintaining shareholder value within uncertain market conditions. With this investment, the Company will strengthen its financial condition and positively impact any going concern viability.  During the period from the closing of the Merger to the second half of 2020, Millendo expects to initiate a pivotal Phase 2b/3 clinical trial of livoletide in Prader-Willi syndrome, with results expected in the first half of 2020, and to continue to enroll patients with classic congenital adrenal hyperplasia with its Phase 2b trial of nevanimibe, with results expected in the first half of 2020. Use of proceeds from the Post-Closing Financing will allow for further performance and development of Millendo’s most advanced assets, livoletide and nevanimibe, and have an impact on the Company’s growth, strategy and return for shareholders.

Millendo Chief Financial Officer

Effective as of November 5, 2018, Millendo has hired Louis Arcudi III as its Chief Financial Officer.  Following the closing of the Merger, Mr. Arcudi is expected to serve as the Chief Financial Officer of the combined organization. Mr. Arcudi brings more than 20 years of financial and operational experience to Millendo. From December 2007 through October 2018, he served as Senior Vice President of Operations and Chief Financial Officer at Idera Pharmaceuticals. Prior to Idera, from June 2002 to December 2007, he served as Vice President of Finance and Administration for Peptimmune, Inc. where he handled all financial business and operations. Mr. Arcudi obtained an MBA from Bryant College and a B.S. in accounting and information systems from the University of Southern New Hampshire.

The Employment Terms between Mr. Arcudi and Millendo have been filed as an exhibit to this report.

Millendo Financial Results

The following information relates to Millendo’s financial results as of September 30, 2018 and the nine month period then ended.

Millendo Therapeutics Interim Financial Information

Consolidated balance sheets

(Unaudited)

(in thousands except share and per share amounts)

	September 30,	December 31,
	2018	2017
Assets
Current assets:
Cash	$9,723	$17,578
Restricted cash	45	45
Prepaid expenses and other current assets	1,097	1,084
Refundable tax credit	1,801	1,031
Total current assets	12,666	19,738
Property and equipment, net	54	58
Deferred offering costs and other assets	135	16
Total assets	$12,855	$19,812
Liabilities, convertible preferred stock, redeemable noncontrolling interests and stockholders’ (deficit) equity
Current liabilities:
Current portion of debt	$186	$174
Accounts payable	1,361	1,298
Accrued expenses	4,710	2,619
Total current liabilities	6,257	4,091
Debt, net of current portion	7,978	599
Preferred stock warrant liability	139	139
Total liabilities	14,374	4,829
Convertible preferred stock, $0.001 par value:
Series A preferred stock: 15,379,452 shares authorized, 15,269,452 shares issued and outstanding at September 30, 2018 and December 31, 2017; liquidation value of $15,269 at September 30, 2018	15,220	15,220
Series A-1 preferred stock: 9,359,000 shares authorized, 6,540,763 shares issued and outstanding at September 30, 2018 and December 31, 2017; liquidation value of $6,541 at September 30, 2018	7,566	7,566
Series B preferred stock: 48,600,000 shares authorized; 48,402,121 shares issued and outstanding at September 30, 2018 and December 31, 2017; liquidation value of $72,495 at September 30, 2018	71,778	71,778
Series B-1 preferred stock: 29,525,000 shares authorized, 20,636,179 shares issued and outstanding at September 30, 2018 and December 31, 2017; liquidation value of $30,908 at September 30, 2018	38,358	38,358
Total convertible preferred stock	132,922	132,922
Redeemable noncontrolling interests	9,918	10,584
Stockholders’ (deficit) equity:
Common stock, $0.001 par value: 192,476,079 shares authorized; 3,311,116 shares issued and outstanding at September 30, 2018 and December 31, 2017	3	3
Common-1 stock, $0.001 par value: 8,924,000 shares authorized, 6,237,138 shares issued and outstanding at September 30, 2018 and December 31, 2017	6	6
Additional paid-in capital	6,942	6,183
Accumulated deficit	(153,537)	(136,894)
Accumulated other comprehensive income	56	8
Total stockholders’ (deficit) equity	(146,530)	(130,694)
Equity attributable to noncontrolling interests	2,171	2,171
Total stockholders’ (deficit) equity	(144,359)	(128,523)
Total liabilities, convertible preferred stock, redeemable noncontrolling interests and stockholders’ (deficit) equity	$12,855	$19,812

See accompanying notes to unaudited interim consolidated financial statements

Consolidated statements of operations and comprehensive loss

(Unaudited)

(in thousands except share and per share amounts)

	Nine months ended September 30,
	2018	2017
Operating expenses:
Research and development	$9,840	$12,500
General and administrative	7,340	4,908
Loss from operations	17,180	17,408
Other expenses:
Interest expense, net	39	298
Other loss	100	—
Net loss	(17,319)	(17,706)
Net loss attributable to noncontrolling interest	676	—
Net loss attributable to common stockholders	$(16,643)	$(17,706)
Net loss per share of common stock, basic and diluted	$(1.74)	$(5.35)
Weighted-average shares of common stock outstanding, basic and diluted	9,548,254	3,310,187
Other comprehensive income:
Foreign currency translation adjustment	$58	$—
Comprehensive loss	$(16,585)	$(17,706)
Comprehensive income attributable to noncontrolling interest	$10	$—
Comprehensive loss attributable to Millendo Therapeutics, Inc.	$(16,595)	$(17,706)

See accompanying notes to unaudited interim consolidated financial statements

Consolidated statements of convertible preferred stock, redeemable noncontrolling interests and stockholders’ (deficit) equity

Nine Months Ended September 30, 2018

(Unaudited)

(in thousands except share amounts)

				Stockholders’ Equity (Deficit)
	Convertible Preferred Stock		Redeemable Noncontrolling	Common Stock		Common-1 Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Stockholders’ (Deficit) Equity attributable to Millendo	Total Equity Attributable to Noncontrolling	Total Stockholders’ (Deficit)
	Shares	Amount	Interests	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Therapeutics, Inc.	Interests	Equity
Balance at December 31, 2017	90,848,515	$132,922	$10,584	3,311,116	$3	6,237,138	$6	$6,183	$(136,894)	$8	$(130,694)	$2,171	$(128,523)
Stock-based compensation expense	—	—	—	—	—	—	—	759	—	—	759	—	759
Foreign currency translation adjustment	—	—	10	—	—	—	—	—	—	48	48	—	48
Net loss	—	—	(676)	—	—	—	—	—	(16,643)	—	(16,643)	—	(16,643)
Balance at September 30, 2018	90,848,515	$132,922	$9,918	3,311,116	$3	6,237,138	$6	$6,942	$(153,537)	$56	$(146,530)	$2,171	$(144,359)

See accompanying notes to unaudited interim consolidated financial statements

Consolidated statements of cash flows

(Unaudited)

(in thousands)

	Nine months ended September 30,
	2018	2017
Operating activities:
Net loss	$(17,319)	$(17,706)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	23	22
Stock-based compensation expense	759	584
Write off of deferred offering costs	871	1,364
Non-cash interest	17	120
Unrealized foreign currency loss	98	—
Changes in operating assets and liabilities:
Prepaid expenses refundable tax credit and other current assets	(847)	1,048
Accounts payable	67	(445)
Accrued expenses and other liabilities	1,910	(1,489)
Cash used in operating activities	(14,421)	(16,502)
Investing activities:
Purchase of property and equipment	(20)	(4)
Net cash paid in Alizé asset purchase	(524)	—
Cash used in investing activities	(544)	(4)
Financing activities:
Proceeds from convertible promissory notes	8,000	—
Proceeds from term loan and related warrants	—	6,000
Repayment of debt	(125)	(10,000)
Payment of financing costs	(741)	(423)
Proceeds from the exercise of stock options	—	2
Cash provided by (used in) financing activities	7,134	(4,421)
Effect of foreign currency exchange rate changes on cash	(24)	—
Net decrease in cash	(7,855)	(20,927)
Cash and restricted cash at beginning of period	17,623	41,949
Cash and restricted cash at end of period	$9,768	$21,022
Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$213
Cash paid for taxes	$—	$—
Supplemental schedule of non-cash financing activities:
Financing costs in accounts payable and accrued expenses	$729	$—

See accompanying notes to unaudited interim consolidated financial statements

Notes to unaudited interim consolidated financial statements

1. Organization and description of business

Millendo Therapeutics, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), is a late-stage biopharmaceutical company focused on developing novel treatments for orphan endocrine diseases where current therapies do not exist or are insufficient. The Company is currently advancing two product candidates to treat three indications. The Company’s most advanced product candidate, livoletide (AZP-531), is a potential treatment for Prader-Willi syndrome, or PWS, a rare and complex genetic endocrine disease characterized by hyperphagia, or insatiable hunger. The Company is also developing nevanimibe (ATR-101) with a primary focus on treating patients with classic congenital adrenal hyperplasia, or CAH, a rare, monogenic adrenal disease that requires lifelong treatment with exogenous cortisol, often at high doses. The Company is also investigating nevanimibe in a Phase 2 clinical trial for the treatment of patients with endogenous Cushing’s syndrome, or CS, a rare endocrine disease characterized by excessive cortisol production from the adrenal glands.

The Company’s operations to date have focused on organization and staffing, business planning, raising capital, acquiring technology and assets, and conducting preclinical studies and clinical trials. The Company does not have any product candidates approved for sale and has not generated any revenue from product sales. The Company’s product candidates are subject to long development cycles and the Company may be unsuccessful in its efforts to develop, obtain regulatory approval for or market its product candidates.

On August 8, 2018, the Company and OvaScience, Inc., or OvaScience, entered into an Agreement and Plan of Merger and Reorganization, as may be amended from time to time (the “Merger Agreement”) whereby the Company will become a wholly owned subsidiary of OvaScience (the “Merger”). At the effective time of the Merger OvaScience will change its name to Millendo Therapeutics, Inc. Upon closing of the Merger, (a) each outstanding share of Millendo common stock and Millendo preferred stock will be converted into the right to receive shares of OvaScience common stock equal to the exchange ratio, as defined in the Merger Agreement, and (b) each outstanding Millendo stock option and warrant that has not previously been exercised prior to the closing of the Merger will be assumed by OvaScience. In connection with the Merger, the Company expects to complete a pre-closing private placement of approximately $30.0 million (the “Pre-Closing Financing”). The Merger has been approved by the Boards of Directors of both companies. The Merger is expected to close in the fourth quarter of 2018, subject to the approval of OvaScience shareholders at a special shareholder meeting to be held on December 4, 2018, as well as other customary conditions (see Note 8).

The Company is subject to a number of risks including, but not limited to, the need to obtain adequate additional funding for the ongoing and planned clinical development of its product candidates. Because of the numerous risks and uncertainties associated with pharmaceutical products and development, the Company is unable to accurately predict the timing or amount of funds required to complete development of its product candidates, and costs could exceed the Company’s expectations for a number of reasons, including reasons beyond the Company’s control.

The Company is also subject to a number of other risks including possible failure of preclinical studies or clinical trials, the need to obtain marketing approval for its product candidates, the development of new technological innovations by competitors, the need to successfully commercialize and gain market acceptance of any of the Company’s products that are approved and uncertainty around intellectual property matters. If the Company does not successfully commercialize any of its products, it will be unable to generate product revenue or achieve profitability.

Going Concern

The Company has prepared its financial statements assuming that it will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses since inception and it expects to generate losses from operations for the foreseeable future primarily due to research and development costs for its potential product candidates, which causes substantial doubt about the Company’s ability to continue as a going concern. Various internal and external factors will affect whether and when the Company’s product candidates become approved drugs. The regulatory approval and market acceptance of the Company’s proposed future products (if any), length of time and cost of developing and commercializing these product candidates and/or failure of them at any stage of the drug approval process will materially affect the Company’s financial condition and future operations. The Company believes its cash at September 30, 2018 is sufficient to fund operations through the fourth quarter of 2018.

2. Basis of presentation and summary of significant accounting policies

Basis of presentation and consolidation principles

The accompanying unaudited interim consolidated financial statements include the accounts of Millendo Therapeutics, Inc. and its subsidiaries, and all intercompany amounts have been eliminated. The unaudited interim consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The unaudited interim consolidated financial statements include the accounts of the Company’s subsidiaries in which the Company holds a controlling financial interest as of the financial statement date. Pursuant to the acquisition of Alizé Pharma SAS (“Alizé”), the redemption of certain securities is outside of the Company’s control and as a result a portion of the noncontrolling interest is presented on the consolidated balance sheets under the caption redeemable noncontrolling interests and carried at its current redemption value.

Unaudited interim financial statements

The Company has prepared the accompanying unaudited interim consolidated financial statements on the same basis as the audited consolidated financial statements, and the unaudited interim consolidated financial statements include, in the Company’s opinion, all adjustments, consisting only of normal recurring adjustments that the Company considers necessary for a fair presentation of its consolidated financial position and results of operations for these periods. The Company’s historical results are not necessarily indicative of the results to be expected in the future and the Company’s operating results for the nine months ended September 30, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018. The unaudited interim consolidated financial statements, presented herein, do not contain the required disclosures under GAAP for annual financial statements.

The unaudited interim consolidated financial statements, presented herein, do not contain the required disclosures under GAAP for annual consolidated financial statements. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and related notes as of and for the year ended December 31, 2017, which are contained in the OvaScience registration statement that was initially filed with the Securities and Exchange Commission (“SEC”) on September 26, 2018. Since the date of such financial statements, there have been no changes to the Company’s significant accounting policies.

Use of estimates

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Due to the uncertainty of factors surrounding the estimates or judgments used in the preparation of the unaudited interim consolidated financial statements, actual results may materially vary from these estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Refundable tax credit

In connection with the acquisition of Alizé in 2017, the Company obtained French research tax credits (crédit d’impôt recherche) or (“CIR”). CIR earned are refundable or they can offset French corporate income tax due. Since the French research tax credit can be recovered in cash, the Company has elected to treat this as a grant. The Company recognized a reduction of research and development expenses of $35,000 for the period subsequent to the acquisition of Alizé and had a research tax credit receivable of $1.0 million at December 31, 2017. The Company recognized a reduction of research and development expenses of $1.0 million for the nine months ended September 30, 2018 and had a research tax credit receivable of $1.8 million at September 30, 2018.

Deferred offering costs

The Company capitalizes costs that are directly associated with in-process equity financings until such financings are consummated, at which time such costs are recorded against the gross proceeds from the applicable financing. If a financing is abandoned, deferred offering costs are expensed. In August 2018, in connection with entering into the Merger Agreement, the Company expensed its previously deferred offering costs which totaled $0.9 million.  As of September 30, 2018, deferred offering costs were $0.1 million related to fees incurred in connection with a concurrent financing expected to close as part of the Merger.

Net loss per share

Basic loss per share of common stock is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock (including shares of common-1 stock) outstanding during each period. Diluted loss per share of common stock includes the effect, if any, from the potential exercise or conversion of securities, such as convertible debt, convertible preferred stock, preferred stock warrants, restricted stock, and stock options, which would result in the issuance of incremental shares of common stock. In computing the basic and diluted net loss per share, the weighted-average number of shares of common stock remains the same for both calculations due to the fact that when a net loss exists, dilutive shares are not included in the calculation as the impact is anti-dilutive.

The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares of common stock outstanding, as they would be anti-dilutive:

	Nine months ended September 30,
	2018	2017
Stock options	17,030,906	9,562,465
Convertible preferred stock	90,848,515	63,671,573
Preferred stock warrants	230,179	230,179
BSA and BSPCE warrants	2,106,630	—
	110,216,230	73,464,217

The above table excludes potentially dilutive securities related to convertible promissory notes issued in August 2018 (see Note 5) as the conversion price was indeterminable at September 30, 2018.

Foreign currency

Results of foreign operations are translated from their functional currency into U.S. dollars (reporting currency) using average exchange rates in effect during the year, while assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. The resulting translation adjustments are recorded in accumulated other comprehensive loss. Transaction gains and losses resulting from exchange rate changes on transactions denominated in currencies other than the functional currency are included in income in the period in which the change occurs and reported within general and administrative expenses in the consolidated statements of operations and comprehensive loss. For the nine month periods ended September 30, 2018 and 2017, net transaction (gains) and losses were $100,000 and $0, respectively.

Recent accounting pronouncements

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“Topic 718”), which simplifies the accounting for nonemployee share-based payment transactions. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The standard will be effective for fiscal years beginning after December 15, 2018, although early adoption is permitted (but no sooner than the adoption of Topic 606). The Company does not expect that the adoption of this ASU will have a significant impact on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05, which amends Income Taxes (Topic) 740 by incorporating the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin 118 (“SAB 118”) issued on December 22, 2017. SAB 118 provide guidance on accounting for the effects of the Tax Act. The Company recognized the income tax effects of the Tax Act in the 2017 consolidated financial statements in accordance with SAB 118.

In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business (ASU-2017-01). The objective of ASU 2017-01 is adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or businesses. The guidance is effective for interim and annual periods beginning after December 31, 2017 and early adoption is permitted. The Company early adopted this ASU effective January 1, 2017.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) Restricted Cash, which requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. Entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The Company adopted the standard on January 1, 2018 which had no impact on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, which will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. This standard is effective January 1, 2019 and will require adoption on a retrospective basis unless it is impracticable to apply, in which case the Company would be required to apply the amendments prospectively as of the earliest date practicable. The Company is currently evaluating the potential impact of the adoption of this standard on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The FASB issued the update to require the recognition of lease assets and liabilities on the balance sheet of lessees. The standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within such fiscal years. This ASU requires a modified retrospective transition method with the option to elect a package of practical expedients. Early adoption is permitted. The Company is currently evaluating the potential impact of the adoption of this standard on its consolidated results of operations, financial position and cash flows, and related disclosures.

3. Fair value measurements

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis (amounts in thousands):

	September 30, 2018
	(Level 1)	(Level 2)	(Level 3)
Liabilities
Preferred stock warrant liability	$—	$—	$139

	December 31, 2017
	(Level 1)	(Level 2)	(Level 3)
Liabilities
Preferred stock warrant liability	$—	$—	$139

The Company’s preferred stock warrants are classified as liabilities and recorded at fair value. The warrants are subject to re-measurement at each balance sheet date.

The reconciliation of the preferred stock warrant liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) is as follows (amounts in thousands):

Preferred stock warrant liability
Balance at December 31, 2017	$139
Change in fair value	—
Balance at September 30, 2018	$139

The preferred stock warrant liability is classified as a liability on the consolidated balance sheets at September 30, 2018 and December 31, 2017. The liability is marked-to-market each reporting period with the changes in fair value recorded to other expense in the consolidated statements of operations and comprehensive loss until the obligations under the warrants are exercised, settled or terminated, or other facts and circumstances lead the liabilities to be reclassified to stockholders’ (deficit) equity. The change in fair value was immaterial for the nine month periods ended September 30, 2018 and 2017.

The Series A and Series B preferred stock warrant liabilities are estimated using an option pricing model. The significant assumptions used in valuing the warrants include expected term, expected volatility, risk-free interest rate and expected dividend yield. As of the period ended September 30, 2018 and year ended December 31, 2017, the significant weighted-average assumptions were as follows:

	September 30, 2018	December 31, 2017
Expected term (in years)	1.75	1.41
Expected volatility	71%	72%
Risk free rate	2.58%	1.76%
Dividend yield	0%	0%

4. Accrued expenses

Accrued expenses consist of (amounts in thousands):

	September 30, 2018	December 31, 2017
Preclinical and clinical costs	$1,498	$390
Compensation and related benefits	1,149	1,365
Professional fees	1,263	695
Financing fees	480	—
Other	320	169
Total	$4,710	$2,619

5. Debt

Long-term debt consists of (amounts in thousands):

	September 30, 2018	December 31, 2017
Convertible Promissory Note	$8,000	—
Bpifrance Reimbursable Advance	627	773
Unamortized debt discount	(463)	—
Total debt	8,164	773
Less current portion	(186)	(174)
Long-term debt	$7,978	$599

Convertible Promissory Notes

On August 30, 2018, the Company issued convertible promissory notes (“the Convertible Promissory Notes”) to several of its existing investors and received cash proceeds of $8.0 million. The notes will accrue simple interest of 6% per annum and, if not converted, will mature in August 2020. All principal and interest are due at maturity.

Based on the original terms of the Convertible Promissory Notes, upon the closing of the Merger, all outstanding principal and interest will automatically convert into shares of the Company’s common stock and at a conversion price of $1.49776 per share. In the event the Merger is not completed and upon the completion of a qualified financing, the outstanding principal and interest automatically convert into the shares issued in connection with the financing event and at 80% of the subscription price. On November 1, 2018, the Convertible Promissory Notes were amended such that the conversion would be consummated at a conversion price of not less than $1.2096 per share (See Note 8).  The Company determined that the notes contained certain features requiring evaluation for separate accounting from the fixed interest rate host instrument.  In the event of a qualified financing, the Company is required to convert the notes at a significant premium to the principal and accrued interest then outstanding.  As of September 30, 2018, the Company ascribed no value to the qualified financing premium based on the Company’s intent to complete the Merger.

Bpifrance Reimbursable Advance

In December 2017, in connection with its acquisition of Alizé, the Company assumed €0.7 million of debt that Alizé had outstanding with Bpifrance Financing (“Bpifrance”). The original advance amount of €0.8 million (“the Bpifrance Advance”) was provided to Alizé as an innovation aid that required Alizé to carry out certain activities related to its livoletide clinical development program and incur a certain level of program expenditures. No interest is charged or accrued under the advance.

The Company is required to make quarterly principal payments, which began in December 2016 and continue through September 2021. The quarterly principal payments escalate over the repayment period beginning with €17,500 per quarter and increasing to €50,000 through maturity. In addition to the quarterly payments, the Company could be obligated to pay on an accelerated basis the principal payments, if applicable, no later than March 31st of each year starting from January 1, 2016, a reimbursement annuity equal to 20% of the proceeds generated by the Company from license, assignment or use of the livoletide. Under no circumstance would the Company be required to reimburse to Bpifrance principal amounts greater than the original advance it received.

The Company is permitted to repay the Bpifrance Advance at any time, at which point it would be released from all commitments and obligations under the Bpifrance Advance agreement. The Bpifrance Advance Agreement does not contain any ongoing financial covenants.

Comerica Bank Term Loan agreement

In July 2014, the Company entered into and subsequently amended a Loan and Security Agreement (the “Loan Agreement”) with Comerica bank. In July 2017, the Company repaid the outstanding loan balance in full and wrote off $91,000 of unamortized debt discount. For the nine months ended September 30, 2017, the Company recognized interest expense of $0.2 million.

6. Stock-based compensation

The Company issues stock-based awards pursuant to its 2012 Stock Plan, as amended (the “Plan”). There were 20,086,451 authorized shares of the Company’s common stock to be issued under the Plan. As of September 30, 2018, there were 2,323,494 shares of common stock available for future issuance. The amount, terms of grants, and exercisability provisions are determined and set by the Company’s board of directors.

The Company measures employee and nonemployee stock-based awards at grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the award. Stock-based awards issued to nonemployees are revalued until the award vests.

The Company recorded stock-based compensation expense in the following expense categories of its accompanying consolidated statements of operations and comprehensive loss for the nine months ended September 30, 2018 and 2017 (amounts in thousands):

	Nine months ended September 30,
	2018	2017
Research and development	$315	$244
General and administrative	444	340
Total	$759	$584

Stock options

In July 2018, the Company amended its 2012 Stock Plan, as amended (the “Plan”) to increase the aggregate number of shares of common stock authorized and reserved for issuance under the plan from 12,086,451 to 20,086,451 shares.

Options issued under the Plan may have a contractual life of up to 10 years and may be exercisable in cash or as otherwise determined by the board of directors. Vesting generally occurs over a period of not greater than four years. Exercised but unvested shares are subject to repurchase by the Company at the lower of the (i) fair market value of the common stock at the time of repurchase or (ii) initial exercise price. The proceeds from the shares subject to repurchase are classified as a liability and reclassified to equity as the shares vest. As of September 30, 2018 and December 31, 2017, there are no shares that the Company could be required to repurchase under the Plan’s early exercise feature.

The following table summarizes the activity related to stock option grants to employees and nonemployees for the nine months ended September 30, 2018:

	Shares	Weighted average exercise price per share	Weighted-average remaining contractual life (years)
Outstanding at December 31, 2017	9,455,343	$0.37	7.8
Granted	8,463,990	$1.22
Forfeited	(888,427)	0.63
Outstanding at September 30, 2018	17,030,906	$0.78	8.4
Vested and exercisable at September 30, 2018	6,194,549	$0.32	6.8
Vested and expected to vest at September 30, 2018	17,030,906	$0.78	8.4

The grant date fair value of each option grant was estimated throughout the year using the Black-Scholes option-pricing model using the following assumptions for the Plan:

Nine months ended September 30,
2018
Expected term (in years)	6.08
Expected volatility	65%
Risk-free interest rate	2.78%
Expected dividend yield	0%

There were no options granted during the nine months ended September 30, 2017.

As of September 30, 2018, the unrecognized compensation cost was $6.2 million and will be recognized over an estimated weighted-average amortization period of 3.84 years. There were 8,463,990 options granted during the nine month period ended September 30, 2018 at an estimated fair value of $0.75 per share.

At the time of the Alizé acquisition, Alizé had 6,219 non-employee (BSA) warrants and 5,360 employee (BSPCE) warrants outstanding, which have weighted-average exercise prices of €80.06 and €83.40, respectively. As of September 30, 2018, these BSAs and BSPCEs are fully vested. Upon exercise, each warrant entitles the holder to approximately 33.96 shares of the Company’s Common-1 stock, 35.61 shares of the Company’s Series A-1 preferred stock and 112.36 shares of the Company’s Series B-1 preferred stock. As of September 30, 2018, there were an aggregate of 2,106,630 shares of common stock issuable upon the exercise of the warrants with a weighted-average exercise price of $0.52 per share. These instruments are included in the equity attributable to noncontrolling interests.

7. Related party transactions

During the nine months ended September 30, 2018, the Company received $8.0 million upon the issuance of Convertible Promissory Notes to several of its existing Series A and Series B preferred stock investors.

8. Subsequent events

The Company has evaluated subsequent events from the balance sheet date through November 26, 2018.

In October 2018, the Company extended its current Ann Arbor, MI office lease for six months from December 31, 2018 through June 30, 2019 resulting in additional lease obligations of approximately $70,000.  In addition, the Company executed a new five-year office lease in Ann Arbor, MI for approximately 10,000 square feet which will commence on July 1, 2019.  Annual lease obligations under the new lease will total $0.4 million initially and escalate at a rate of 3% each year over the term of the lease.

On November 1, 2018, the Company amended its Merger Agreement with OvaScience (the “Amendment”).  The Amendment, among other things, provides that the Company’s Pre-Closing financing, including the conversion of any convertible promissory notes issued after the date of the Merger Agreement, would be consummated at a price per share of not less than $1.2096. The Amendment also modified the Company’s and OvaScience’s respective valuation as previously defined in the Merger Agreement. The Amendment was executed in connection with a new investment of approximately $20.0 million to be made into OvaScience shortly after the closing of the Merger.

A special meeting of OvaScience stockholders to vote on the Merger has been scheduled for December 4, 2018.

Unaudited Pro Forma Condensed Combined Financial Statements

On August 8, 2018, OvaScience, Inc., a Delaware corporation, or OvaScience, Millendo Therapeutics, Inc., a Delaware corporation, or Private Millendo, and Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of OvaScience (“Merger Sub”), entered into an agreement and plan of merger (as may be amended from time to time, the “Merger Agreement”). At the completion of the Merger Agreement, Merger Sub will merge with and into Millendo, with Millendo surviving as a wholly-owned subsidiary of OvaScience (the “Merger”). At the effective time of the Merger, or the Effective Time, OvaScience will change its name to Millendo Therapeutics, Inc. (Public Millendo).

At the effective time of the Merger (the “Effective Time”), each share of Millendo’s common stock, par value $0.001 per share (“Millendo Common Stock”) outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights or dissenters’ rights under Delaware law, but including shares of Millendo Common Stock that are issued pursuant to the Pre-Closing Financing) will be converted into the right to receive shares of OvaScience’s common stock, par value $0.001 per share (“OvaScience Common Stock”) (the “Exchange Ratio”), which Exchange Ratio was initially estimated at the time of the execution of the Merger Agreement to be 0.1173 shares of OvaScience Common Stock for each share of Millendo Common Stock and is subject to change to account, among other things, for OvaScience’s net cash immediately prior to the closing (the “Closing”) of the Merger. Because OvaScience’s net cash balance will not be determined until the Closing, and because, among other things, the number of shares of OvaScience Common Stock issuable to Millendo is determined based on OvaScience’s net cash balance and the capitalization of Millendo and OvaScience at the closing of the Merger (the “Closing”), OvaScience Stockholders cannot be certain of the exact number of shares that will be issued to Millendo’s stockholders when OvaScience’s stockholders vote on the proposals at the special meeting of OvaScience Stockholders (the “Special Meeting”). The Exchange Ratio referenced above is an estimate only and the final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement. It is currently estimated that the Exchange Ratio will be 0.1070, which estimate is subject to change as described herein.

The following selected unaudited pro forma condensed combined financial data gives effect to (i) the Merger, (ii) the Reverse Stock Split of OvaScience Common Stock, (iii) the Pre-Closing Financing which includes the automatic conversion of Millendo’s convertible promissory notes that were issued in August 2018 in exchange for $8.0 million cash proceeds, (iv) the Post-Closing Financing and (v) Millendo’s acquisition of Alizé Pharma SAS (“Alizé”) on December 19, 2017.

The Merger is accounted for as a reverse recapitalization under U.S. GAAP because the primary assets of OvaScience are cash and short-term investments. Millendo was determined to be the accounting acquirer based upon the terms of the Merger and other factors including: (i) Millendo Stockholders and other persons holding securities convertible, exercisable or exchangeable directly or indirectly for Millendo Common Stock are expected to own at least 82% of the Fully Diluted Closing OvaScience Common Stock immediately following the effective time of the Merger (based on estimates made at the time of the execution of the Merger Agreement), (ii) Millendo will hold the majority (seven of eight) of board seats of the combined company and (iii) Millendo’s management will hold all key positions in the management of the combined company. “Fully Diluted Closing OvaScience Common Stock” as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan).

The OvaScience and Millendo unaudited pro forma combined balance sheet data assume that the Merger took place on September 30, 2018, and combines the OvaScience and Millendo historical balance sheets at September 30, 2018. The OvaScience and Millendo unaudited pro forma condensed combined statements of operations data assume that the Merger took place as of January 1, 2017, and combines the historical results of OvaScience and Millendo for the nine months ended September 30, 2018 and the year ended December 31, 2017. The historical financial statements of OvaScience and Millendo have been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

Additionally, the unaudited pro forma condensed combined statements of operations data reflect the acquisition by Millendo of 83.6% of the outstanding share capital of Alizé on December 19, 2017 by giving pro forma effect to the consummation of the acquisition as if it occurred on January 1, 2017.

The unaudited pro forma condensed combined financial statements are based on the assumptions and adjustments that are described in the accompanying notes. The unaudited pro forma condensed combined financial statements and pro forma adjustments have been prepared based on preliminary estimates of fair value of assets acquired and liabilities assumed.

A final determination of these estimated fair values will be based on the actual net tangible assets of OvaScience that exist as of the date of completion of the transaction. Differences between these preliminary estimates and the final fair value of assets and liabilities acquired may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined organization’s future results of operations and financial position. The actual amounts recorded as of the completion of the Merger may differ materially from the information presented in these unaudited pro forma combined financial statements as a result of the amount of cash used by OvaScience’s operations between the signing of the Merger Agreement and the Closing of the Merger; the timing of Closing of the Merger; and other changes in OvaScience’s assets and liabilities that occur prior to the completion of the Merger.

The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the acquisition. The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had OvaScience and Millendo been a combined organization during the specified period. The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the OvaScience and Millendo historical audited financial statements for the year ended December 31, 2017 and the unaudited condensed financial statements for the nine months ended September 30, 2018 included in the proxy statement/prospectus/information statement relating to the Merger.

Unaudited Proforma Condensed Combined Balance Sheet

September 30, 2018

(in thousands)

	Millendo Therapeutics, Inc.	OvaScience, Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$9,723	$31,917	$33,265	A	$74,905
Restricted cash	45	789	—		834
Short-term investments	—	14,433	—		14,433
Prepaid expenses and other current assets	1,097	1,847	—		2,944
Refundable tax credit	1,801	—	—		1,801
Total current assets	12,666	48,986	33,265		94,917
Property and equipment, net	54	108	—		162
Investment in joint venture	—	140	—		140
Deferred offering costs and other assets	135	—	(118)	B	17
Long-term restricted cash	—	—	—		—
Total assets	$12,855	$49,234	$33,147		$95,236
LIABILITIES, CONVERTIBLE PREFERRED STOCK, REDEEMABLE NONCONTROLLING INTERESTS AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of debt	$186	$—	$—		$186
Accounts payable	1,361	604	(412)	C	1,553
Accrued expenses and other current liabilities	4,710	3,277	(1,737)	D	6,250
Total current liabilities	6,257	3,881	(2,149)		7,989
Debt, net of current portion	7,978	—	(7,537)	E	441
Preferred stock warrant liability	139	—	(139)	F	—
Other non-current liabilities	—	442	(442)	G	—
Total liabilities	14,374	4,323	(10,267)		8,430
Convertible preferred stock	132,922	—	(132,922)	H	—
Redeemable nonontrolling interest	9,918	—	—		9,918
Stockholders’ equity (deficit):
Common stock	3	36	(20)	I	19
Common-1 stock	6	—	(6)	I	—
Additional paid-in capital	6,942	367,110	(141,541)	I,J	232,511
Accumulated other comprehensive income (loss)	56	(3)	3	I	56
Accumulated deficit	(153,537)	(322,232)	317,900	I,J	(157,869)
Total stockholders’ equity (deficit) attributable to Millendo and OvaScience	(146,530)	44,911	176,336		74,717
Equity attributable to noncontrolling interests	2,171	—	—		2,171
Total stockholders’ equity (deficit)	(144,359)	44,911	176,336		76,888
Total liabilities and stockholders’ equity (deficit)	$12,855	$49,234	$33,147		$95,236

See accompanying notes to the unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Statements of Operations

For the Nine Months Ended September 30, 2018

(in thousands, except per share amounts)

	Millendo Therapeutics, Inc.	OvaScience, Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenues	$—	$203	$—		$203
Costs and expenses:
Cost of revenues	—	210	—		210
Research and development	9,840	6,695	(79)	K	16,456
Acquired in-process research and development	—	—	—		—
General and administrative	7,340	11,045	(2,964)	K	15,421
Restructuring	—	3,637	—		3,637
Total costs and expenses	17,180	21,587	(3,043)		35,724
Loss from operations	(17,180)	(21,384)	3,043		(35,521)
Non-operating income (expense):
Interest income (expense), net	(39)	643	(59)	L	545
Change in fair value of preferred stock warrant liability	—	—	—	F	—
Loss from equity method investment	—	(6)	—		(6)
Other income (expense)	(100)	(5)	—		(105)
Loss before income taxes	(17,319)	(20,752)	2,984		(35,087)
Income tax expense	—	—	—		—
Net loss	(17,319)	(20,752)	2,984		(35,087)
Net loss attributable to noncontrolling interest	676	—	—		676
Net loss attributable to common stockholders	$(16,643)	$(20,752)	$2,984		$(34,411)
Net loss per share, basic and diluted	$(1.74)	$(0.58)			$(1.84)
Weighted average common shares outstanding, basic and diluted	9,548	35,759		Q	18,714

See accompanying notes to the unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Statements of Operations

For the Year Ended December 31, 2017

(in thousands, except per share amounts)

	Millendo Therapeutics, Inc.	Alizé Historical For the Period January 1, 2017 through December 19, 2017	Pro Forma Adjustments	Notes	Pro Forma Millendo Therapeutics, Inc.	OvaScience, Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenues	$—	$—	$—		$—	$295	$—		$295
Costs and expenses:
Cost of revenues	—	—	—		—	790	—		790
Research and development	14,526	3,342	(2)	M	17,866	18,337	—		36,203
Acquired in-process research and development	63,844	—	—		63,844	—	—		63,844
General and administrative	5,956	1,357	(730)	N	6,583	27,744	—		34,327
Restructuring	—	—	—		—	4,030	—		4,030
Total costs and expenses	84,326	4,699	(732)		88,293	50,901	—		139,194
Loss from operations	(84,326)	(4,699)	732		(88,293)	(50,606)	—		(138,899)
Non-operating income (expense):
Interest income (expense), net	(288)	(4,025)	4,047	O	(266)	752	—		486
Change in fair value of preferred stock warrant liability	28	—	—		28	—	(28)	F	—
Loss from equity method investment	—	—	—		—	(1,018)	—		(1,018)
Other income (expense)	—	—	—		—	(36)	—		(36)
Loss before income taxes	(84,586)	(8,724)	4,779		(88,531)	(50,908)	(28)		(139,467)
Income tax expense	—	—	—		—	67	—		67
Net loss	(84,586)	(8,724)	4,779		(88,531)	(50,975)	(28)		(139,534)
Net loss attributable to noncontrolling interest	8	1,431	—		1,439	—	—		1,439
Net loss attributable to common stockholders	$(84,578)	$(7,293)	$4,779		$(87,092)	$(50,975)	$(28)		$(138,095)
Net loss per share, basic and diluted	$(23.94)				$(9.12)	$(1.43)			$(7.38)
Weighted average common shares outstanding, basic and diluted	3,533			P	9,548	35,675		Q	18,714

See accompanying notes to the unaudited pro forma condensed combined financial statements

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.                                      Description of Transactions

Merger

On August 8, 2018, OvaScience, Inc. (“OvaScience”) and Millendo Therapeutics, Inc. (“Millendo” or “Company”) entered into an Agreement and Plan of Merger and Reorganization, as may be amended from time to time (the “Merger Agreement”) pursuant to which a wholly owned subsidiary of OvaScience will merge with and into Millendo, with Millendo surviving as a wholly owned subsidiary of OvaScience (the “Merger”). After completion of the Merger, OvaScience will be renamed “Millendo Therapeutics, Inc.” As of October 31, 2018, the OvaScience Common Stock is listed on The Nasdaq Capital Market under the symbol “OVAS.”

At the effective time of the Merger (the “Effective Time”), each share of Millendo’s Common Stock outstanding immediately prior to the Effective Time will be converted into the right to receive shares of OvaScience’s Common Stock at the estimated Exchange Ratio. Based on estimates made as of the date of the execution of the Merger Agreement, the Exchange Ratio was initially estimated to be 0.1173 shares of OvaScience Common Stock for each share of Millendo Common Stock and is subject to change to account, among other things, for OvaScience’s net cash immediately prior to the Closing. Among other things, the Exchange Ratio will be adjusted to the extent that OvaScience’s net cash at Closing is less than $40.0 million or greater than $42.0 million. OvaScience currently estimates, assuming for this purpose a closing date of November 30, 2018 that (i) it will have approximately $37.6 million in net cash immediately prior to Closing, (ii) the Pre-Closing Financing amount will be $29.5 million, (iii) OvaScience outstanding shares and options as of the Closing will be equal to 3,727,669 (on a post reverse stock split basis) and (iv) the Millendo shares as of the Closing on a fully diluted and as-converted basis will be equal to 152,629,595. Accordingly, it is currently estimated that the Exchange Ratio at Closing will be approximately 0.1070 and, based solely on such Exchange Ratio, at Closing: (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 67.1% of the Fully Diluted Closing OvaScience Common Stock (as defined below), (b) the shares issued in the Pre-Closing Financing to Millendo Securityholders as of immediately prior to the Merger will represent approximately 13.1% of the Fully Diluted Closing OvaScience Common Stock, (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 18.6% of the Fully Diluted Closing OvaScience Common Stock, and (d) the shares available for issuance under the Millendo Plan as of immediately prior to the Merger will represent approximately 1.2% of the Fully Diluted Closing OvaScience Common Stock, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein. Additionally, it is anticipated that the Post-Closing Financing (as defined below) will close shortly after the Closing, which would dilute, and thereby reduce, each then existing OvaScience Securityholder’s proportionate holdings.  Assuming that the Post-Closing Financing closes immediately after the Merger as well as the other aforementioned assumptions, it is expected that (a) Millendo Securityholders as of immediately prior to the Merger (not including the shares issued in the Pre-Closing Financing) will own approximately 61.7% of the Fully Diluted Post-Financing OvaScience Common Stock (as defined below), (b) the shares issued in the Pre-Closing Financing to Millendo Securityholders as of immediately prior to the Merger will represent approximately 12.0% of the Fully Diluted Post-Financing OvaScience Common Stock, (c) the OvaScience Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money OvaScience Options) will own approximately 17.1% of the Fully Diluted Post-Financing OvaScience Common Stock, (d) the shares issued in the Post-Closing Financing to the Post-Closing Financing Investor (as defined below) will represent approximately 8.1% of the Fully Diluted Post-Financing OvaScience Common Stock, and (e) the shares available for issuance under the Millendo Plan as of immediately prior to the Merger will represent approximately 1.1% of the Fully Diluted Post-Financing OvaScience Common Stock, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein. “Fully Diluted Closing OvaScience Common Stock” as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan). “Fully Diluted Post-Financing OvaScience Common Stock” as used herein means (x) Orion Outstanding Shares (as defined in the Merger Agreement, which figure excludes the shares available for issuance under the 2012 Plan and a portion of the out-of-the-money OvaScience Options) plus (y) Company Outstanding Shares (as defined in the Merger Agreement, which figure includes the shares available for issuance under the Millendo Plan) plus (z) the Post-Closing Financing shares. Because OvaScience’s net cash balance will not be determined until the Closing, OvaScience Stockholders cannot be certain of the exact number of shares that will be issued to Millendo’s stockholders when OvaScience’s stockholders vote on the proposals at the Special Meeting. The Exchange Ratios referenced above are estimates only and the final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in the proxy statement/prospectus/information statement relating to the Merger.

As of the date of the execution of the Merger Agreement, it was determined that immediately following the consummation of the Merger, based solely on the sample Exchange Ratio of 0.1173 set forth above existing Millendo Stockholders, Millendo Optionholders and persons holding securities and other rights directly and indirectly convertible, exercisable or exchangeable for Millendo Common Stock would own, or hold rights to acquire, approximately 82% of the Fully Diluted Closing OvaScience Common Stock and existing OvaScience Securityholders would own approximately 18% of the Fully Diluted Closing OvaScience Common Stock, subject to adjustment as provided herein.

In addition, as of the effective time of the Merger, each OvaScience stock option that is outstanding and unexercised immediately prior to the effective time of the Merger, whether or not then vested or exercisable, will vest in full and survive the Closing and remain outstanding in accordance with its terms.

As of the effective time of the Merger, each option to purchase shares of Millendo Common Stock (a “Millendo Option”) that is outstanding and unexercised immediately prior to the Effective Time granted under the Millendo Plan, or otherwise, whether or not vested, will be, along with the Millendo Plan, assumed by OvaScience and will become an option to purchase solely that number of shares of OvaScience Common Stock equal to the product obtained by multiplying (i) the number of shares of Millendo Common Stock that were subject to such Millendo Option immediately prior to the Effective Time by (ii) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of OvaScience Common Stock. The per share exercise price for OvaScience Common Stock issuable upon exercise of each Millendo Option assumed by OvaScience shall be determined by dividing (a) the per share exercise price of Millendo Common Stock subject to such Millendo Option, as in effect immediately prior to the Effective Time, by (b) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any Millendo Option assumed by OvaScience will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Millendo Option shall otherwise remain unchanged.

Furthermore, each Millendo Warrant that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into and become a warrant to purchase (and OvaScience shall assume each such Millendo Warrant in accordance with its terms) solely that number of shares of OvaScience Common Stock equal to the product obtained by multiplying (i) the number of shares of Millendo Common Stock that were subject to such Millendo Warrant immediately prior to the Effective Time by (ii) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of OvaScience Common Stock. The per share exercise price for OvaScience Common Stock issuable upon exercise of each Millendo Warrant assumed by OvaScience shall be determined by dividing (a) the per share exercise price of Millendo Common Stock subject to such Millendo Warrant, as in effect immediately prior to the Effective Time, by (b) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any Millendo Warrant assumed by OvaScience will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Millendo Warrant shall otherwise remain unchanged.

Pre-Closing Financing

As a condition of the Merger Agreement, certain existing stockholders of Millendo have entered into agreements with Millendo pursuant to which such stockholders have agreed, subject to the terms and conditions of such agreements, to purchase securities prior to Closing for an aggregate purchase price of $25.0 million plus €4.0 million or the USD equivalent. The consummation of the transactions contemplated by such agreements is conditioned upon the satisfaction or waiver of the conditions set forth in the Merger Agreement. In August 2018, Millendo issued convertible promissory notes (as amended) in exchange for $8.0 million cash proceeds that will automatically convert to common shares of OvaScience upon Closing of the Merger.

Post-Closing Financing

After the Closing, OvaScience intends to complete a private placement financing (the “Post- Closing Financing”) with an investor (the “Post-Closing Financing Investor”) involving the sale of approximately $20 million of OvaScience Common Stock. OvaScience has entered into a stock purchase agreement with the Post-Closing Financing Investor pursuant to which these shares will be issued following the closing of the Merger. Further, OvaScience has entered into a registration rights agreement with the Post-Closing Financing Investor providing for the registration of the resale by such investor of these shares. The stock purchase agreement may be terminated as follows: (i) at any time prior to the closing of the Post-Closing Financing and prior to termination of the Merger Agreement by mutual written consent of OvaScience, Millendo and the Post-Closing Financing Investor, (ii) at any time prior to the closing of the Post-Closing Financing and following termination of the Merger Agreement by either OvaScience, Millendo or the Post-Closing Financing Investor, (iii) by the Post-Closing Financing Investor if the closing of the Post-Closing Financing has not been consummated by February 8, 2019, (iv) by Millendo or OvaScience if the closing of the Post-Closing Financing has not been consummated by

February 8, 2020 or (v) by Millendo, OvaScience, or the Post-Closing Financing Investor if the Post-Closing Financing would violate any nonappealable order, degree or judgment of any governmental authority having competent jurisdiction. If the Merger does not close because either OvaScience or Millendo terminates the Merger Agreement in order to accept a superior offer, the Post-Closing Financing Investor will be entitled to receive a termination fee of $1 million from the party that owes a termination fee pursuant to the Merger Agreement. The securities issued in the Post-Closing Financing will be issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, and the resale of the OvaScience Common Stock issued in the Post-Closing Financing will be registered pursuant to a resale registration statement on Form S-3. These shares would be issued at a price per share equal to (i) $1.2096 divided by (ii) the Exchange Ratio. The Post-Closing Financing will not occur until the completion of the Merger and the effectiveness of such Form S-3, unless such conditions are waived by the Post-Closing Financing Investor. In the event that the Merger has closed, but the Form S-3 has not gone effective, the Post- Closing Financing Investor will have the right, subject to the terms of the stock purchase agreement, to make the investment at any time prior to at least February 8, 2020 if it does not terminate the agreement sooner.

Acquisition of Alizé

On December 19, 2017, the Company acquired 83.6% of the issued and outstanding share capital of Alizé pursuant to a Share Sale and Contribution Agreement. The consideration included an upfront payment of $1.0 million (including approximately $0.3 million to a former shareholder of Alizé and approximately $0.7 million of transaction expenses on behalf of the acquired company), the issuance of 6,540,763 shares of the Company’s Series A-1 preferred stock, 20,636,179 shares of the Company’s Series B-1 preferred stock and 6,237,138 shares of the Company’s common-1 stock with an aggregate fair market value of $50.8 million.

The remaining 16.4% of Alizé is held by Otonnale SAS (“Otonnale”) and is subject to a put-call agreement. Pursuant to the put-call agreement, the Company may be required to purchase Otonnale’s remaining interests in Alizé in exchange for a cash payment of $0.8 million and the issuance of preferred and common stock. Prior to December 31, 2018, Millendo expects to acquire the remaining 16.4% of Alizé’s issued and outstanding share capital from Otonnale SAS, or Otonnale, upon exercise of a put-call option in exchange for a cash payment of $0.8 million and the issuance of 1,164,153 shares of the Company’s Series A-1 preferred stock, 3,672,913 shares of the Company’s Series B-1 preferred stock and 1,110,112 shares of the Company’s common-1 stock.

2.                                      Basis of Presentation

The unaudited pro forma condensed consolidated financial statements were prepared in accordance with the regulations of the SEC. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2018 is presented as if the Merger had been completed on September 30, 2018. The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2018 and the year ended December 31, 2017 assumes that the Merger occurred on January 1, 2017, and combines the historical results of Millendo and OvaScience.

Additionally, the unaudited pro forma condensed combined statements of operations data reflect the acquisition by Millendo of 83.6% of the outstanding share capital of Alizé on December 19, 2017 by giving pro forma effect to the consummation of the acquisition as if it occurred on January 1, 2017. The acquisition of Alizé is fully reflected within the historical balance sheet of Millendo as of September 30, 2018. The planned acquisition of the remaining 16.4% of Alizé’s issued and outstanding share capital from Otonnale upon exercise of the put-call option is not reflected in the pro forma financial statements because it is not directly attributable to the merger.

For accounting purposes, Millendo is considered to be the acquiring company and the Merger will be accounted for as a reverse recapitalization of OvaScience by Millendo because on the Merger date, the primary pre-combination assets of OvaScience will be cash and short term investments. The purchase consideration of the net assets of OvaScience will be determined based on a net cash calculation prior to Closing. The purchase price consideration for OvaScience would have been approximately $45.5 million solely to the extent that OvaScience’s net cash at Closing is between $40.0 million and $42.0 million. The purchase consideration will be adjusted dollar-for-dollar by the amount that the net cash amount is less than $40.0 million or greater than $42.0 million. OvaScience currently estimates that it will have approximately $37.6 million in net cash immediately prior to the Closing of the Merger, assuming for this purpose a closing date of November 30, 2018. The pro forma financial statements reflect management’s estimates of the fair value of OvaScience’s net assets that will be contributed to Millendo as part of the Merger. However, the actual purchase consideration will vary based on the net cash calculation prior to Closing and the Exchange Ratio as described above and that difference could be material. A 10% decrease in OvaScience’s net cash would increase the Exchange Ratio by 9.8%. A 10% increase in OvaScience’s net cash could decrease the Exchange Ratio by 8.1%. As such, the estimated purchase consideration reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual purchase consideration will be when the Merger is completed.

Under reverse recapitalization accounting, the assets and liabilities of OvaScience will be recorded, as of the completion of the Merger, at their fair value which is expected to approximate book value because of the short-term nature of the instruments. No goodwill or intangible assets are expected to be recognized and any excess consideration transferred over the fair value of the net assets of OvaScience following determination of the actual purchase consideration for OvaScience will be reflected as a reduction to equity. Consequently, the consolidated financial statements of Millendo reflect the operations of the acquirer for accounting purposes together with a deemed issuance of shares, equivalent to the shares held by the former stockholders of the legal acquirer and a recapitalization of the equity of the accounting acquirer. The historical financial statements of OvaScience and Millendo, which are provided in the proxy statement/prospectus/information statement relating to the Merger, have been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

Pro forma adjustments related to the Pre-Closing Financing for aggregate cash proceeds of approximately $25.0 million plus € 4.0 million or its USD equivalent reflect the issuance of convertible promissory notes in August 2018 and the additional issuance of common shares that is expected to be completed prior to Closing as a condition of the Merger Agreement. As discussed above, an investor has agreed to purchase securities after the Closing from OvaScience for an aggregate purchase price of $20 million.

To the extent there are significant changes to the business following completion of the Merger, the assumptions and estimates set forth in the unaudited pro forma condensed consolidated financial statements could change significantly. Accordingly, the pro forma adjustments are subject to further adjustments as additional information becomes available and as additional analyses are conducted following the completion of the Merger. There can be no assurances that these additional analyses will not result in material changes to the estimates of fair value.

3.                                      Pro Forma Adjustments

The pro forma adjustments were based on the preliminary information available at the time of the preparation of the unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated financial information, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical audited financial statements of Millendo and OvaScience for the year ended December 31, 2017 and the historical unaudited condensed consolidated financial information of Millendo and OvaScience as of and for the nine months ended September 30, 2018.

A                                       Reflects (i) approximately $29.5 million in proceeds from the Pre-Closing Financing of which $8.0 million was received in August 2018 in the form of convertible promissory notes, (ii) payment of total estimated unpaid transaction costs, (iii) payment of severance costs upon consummation of the Merger, and (iv) $20.0 million in proceeds from the Post-Closing Financing.

(amounts in thousands)	Millendo Therapeutics, Inc.	OvaScience, Inc.	Total
Proceeds from Pre-Closing Financing, net of issuance costs	$20,027	$—	$20,027
Payment of transaction costs	(1,456)	(2,330)	(3,786)
Payment of severance costs	—	(1,776)	(1,776)
Proceeds from Post-Closing Financing, net of issuance costs	—	18,800	18,800
Pro forma adjustment	$18,571	$14,694	$33,265

B                                       To reclassify $118 of deferred costs associated with the Pre-Closing Financing and Post-Closing Financing to additional paid-in capital.

C                                       Reflects payment of total estimated unpaid transaction costs in connection with the Merger

(amounts in thousands)	Millendo Therapeutics, Inc.	OvaScience, Inc.	Total
Pro forma adjustment	$(412)	$—	$(412)

D                                       Reflects (i) accrual of severance costs that will not be paid at closing, (ii) payment of accrued transaction costs upon consummation of the Merger, (iii) elimination of accrued interest on Convertible Promissory Note and (iv) elimination of OvaScience deferred rent

(amounts in thousands)	Millendo Therapeutics, Inc.	OvaScience, Inc.	Total
Severance	$—	$1,440	$1,440
Unpaid transaction costs	(708)	(2,074)	(2,782)
Accrued interest	(42)	—	(42)
Deferred rent balance	—	(353)	(353)
Pro forma adjustment	$(750)	$(987)	$(1,737)

E                                        Reflects conversion of $8.0 million Convertible Promissory Notes and charging off $463 of debt discount upon closing of the Merger.

F                                         To reclassify $0.1 million of Millendo preferred stock warrant liability to additional paid-in capital as a result of the conversion of preferred stock to common shares and eliminate change in fair value of preferred stock warrant liability.

(amounts in thousands)	As of September 30, 2018	Nine Months ended September 30, 2018	Year ended December 31, 2017
Preferred stock warrant liability	$(139)	$—	$—
Change in fair value of preferred stock warrant liability	—	—	(28)
Pro forma adjustment	$(139)	$—	$(28)

G                                       To eliminate noncurrent portion of OvaScience deferred rent balance of $0.4 million.

H                                      Reflects the conversion of Millendo convertible preferred stock into Millendo Common Stock immediately prior to the Merger.

I                                           To record the (i) elimination of OvaScience’s historical equity carrying value, (ii) Conversion of Millendo convertible preferred stock and common-1 stock into common stock, (iii) sale of Millendo Common Stock, net of issuance costs, in connection with Pre-Closing Financing including the automatic conversion of the Convertible Promissory Notes issued in August 2018, (iv) Exchange Ratio adjustment to Millendo’s common stock outstanding, (v) reclassification of Millendo’s preferred stock warrant liability, (vi) 10:1 reverse stock split and reverse recapitalization of OvaScience common shares, (vii) estimated fair value of options issued to OvaScience, (viii) payment of transaction and severance costs, and (ix) sale of OvaScience common stock, net of issuance costs, in connection with the Post-Closing Financing.

	Common Stock		Common-1 Stock		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
(amounts in thousands)	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Equity
Elimination of OvaScience’s historical carrying value	—	$(36)	—	$—	$(367,110)	$3	$322,232	$(44,911)
Conversion of Millendo convertible preferred stock and common-1 stock into common stock	97,086	97	(6,237)	(6)	132,831	—	—	132,922
Sale of common stock, net of issuance costs, in connection with Pre-Closing Financing	24,488	24	—	—	27,927	—	(463)	27,488
Exchange ratio adjustment to Millendo Therapeutics, Inc.’s common stock outstanding	(111,522)	(111)	—	—	111	—	—	—
Reclassification of preferred stock warrant liability	—	—	—	—	139	—	—	139
10:1 reverse stock split and reverse recapitalization of OvaScience common shares	3,583	4	—	—	45,406	—	—	45,410
Estimated fair value of options issued to OvaScience	—	—	—	—	296	—	—	296
Payment of transaction and severance costs	—	—	—	—	—	—	(3,808)	(3,808)
Sale of OvaScience common stock, net of issuance costs in connection with the Post-Closing Financing	1,769	2	—	—	18,798	—	—	18,800
Pro forma adjustment	15,404	$(20)	(6,237)	$(6)	$(141,602)	$3	$317,961	$176,336

J                                           The combined company expects to record post combination compensation expense of $61 related to its decision to accelerate the unvested share based awards of OvaScience in contemplation of the Merger. This amount is excluded from the unaudited pro forma condensed combined statements of operations because it is a charge directly attributable to the Merger that will not have a continuing impact on the combined company’s operations; however, the amount is reflected as an increase to accumulated deficit in the unaudited pro forma balance sheet.

(amounts in thousands)	Additional Paid-In Capital	Accumulated Deficit
OvaScience option expense	$61	$(61)
Pro forma adjustment	$61	$(61)

K                                       Reflects adjustment for transaction costs recorded in historical period that will not have a continuing impact on the pro forma income statement

(amounts in thousands)	Nine Months ended September 30, 2018	Year ended December 31, 2017
Research and development
Millendo Therapeutics, Inc.	$—	$—
OvaScience, Inc.	(79)	—
Pro forma adjustment	$(79)	$—
General and administrative
Millendo Therapeutics, Inc.	$(1,199)	$—
OvaScience, Inc.	(1,765)	—
Pro forma adjustment	$(2,964)	$—

L                                        Reflects adjustment to eliminate Millendo historical interest expense of $59 associated with the Convertible Promissory Notes.

M                                    Reflects adjustment to eliminate amortization expense in the historical financial statements of Alizé of $2,000 in research and development expense as a result of eliminating the associated intangible asset.

N                                       Reflects adjustments to eliminate (i) $0.7 million in acquisition-related costs included in the historical financial statements of Alizé which are directly attributable to the acquisition, but are not expected to have a continuing impact on the results of the combined entity and (ii) amortization expense in the historical financial statements of Alizé of $2,000 as a result of eliminating the associated intangible asset.

O                                       Reflects adjustments to eliminate interest expense for convertible bonds reflected in the historical financial statements of Alizé in the amount of $4.0 million, which convertible bonds automatically converted into equity securities of Alizé immediately prior to the consummation of the acquisition of Alizé.

P                                         The pro forma combined basic and diluted earnings per share have been adjusted to reflect the pro forma net income for the year ended December 31, 2017. In addition, the number of shares used in calculating the pro forma combined basic and diluted net income per share has been adjusted to reflect the estimated total number of shares of common stock of the combined company that would be outstanding as of the acquisition of Alizé. The following table sets forth the calculation of the pro forma weighted average number of common shares outstanding—basic and diluted

(amounts in thousands)	Year ended December 31, 2017
Millendo shares outstanding at the beginning of the period	3,303
Shares issued to Alizé shareholders upon consummation of acquisition	6,237
Exercise of Millendo stock options	8
Pro forma weighted average shares outstanding	9,548

Q                                       The pro forma combined basic and diluted earnings per share have been adjusted to reflect the pro forma net income for the nine months ended September 30, 2018 and the year ended December 31, 2017. In addition, the number of shares used in calculating the pro forma combined basic and diluted net income per share has been adjusted to reflect the estimated total number of shares of common stock of the combined company that would be outstanding as of the Closing. The following table sets forth the calculation of the pro forma weighted average number of common shares outstanding—basic and diluted

(amounts in thousands)	Nine Months ended September 30, 2018	Year ended December 31, 2017
Effect of applying the current estimate of the Exchange Ratio of 0.1070 to Millendo equity shares at the beginning of the period	354	353
Conversion of Millendo convertible preferred stock	6,813	6,813
Shares issued to Alizé shareholders upon consummation of acquisition	3,575	3,575
Shares issued in connection with Pre-Closing Financing and conversion of promissory notes	2,620	2,620
Shares issued to OvaScience shareholders upon consummation of Merger	3,583	3,583
Shares issued in connection with Post-Closing Financing	1,769	1,769
Exercise of Millendo stock options	—	1
Pro forma weighted average shares outstanding	18,714	18,714

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended) concerning OvaScience, Millendo, the proposed transaction and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of OvaScience, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the transaction are not satisfied, including the failure to obtain stockholder approval for the transaction in a timely manner or at all; uncertainties as to the timing of the consummation of the transaction and the ability of each of OvaScience and Millendo to consummate the transaction; risks related to the closing of the Post-Closing Financing; risks related to OvaScience’s continued listing on the Nasdaq Stock Market until closing of the proposed transaction; risks related to OvaScience’s ability to correctly estimate its operating expenses and its expenses associated with the transaction; the ability of OvaScience or Millendo to protect their respective intellectual property rights; competitive responses to the transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in OvaScience’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the Definitive Proxy Statement, and Current Reports on Form 8-K filed with the SEC. OvaScience can give no assurance that the conditions to the transaction will be satisfied. Except as required by applicable law, OvaScience undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information About the Transaction and Where To Find It

In connection with the proposed Merger, OvaScience filed the Definitive Proxy Statement with the SEC on November 5, 2018. The Definitive Proxy Statement was first mailed on or about November 5, 2018 to the Company’s stockholders of record as of the close of business on October 26, 2018. STOCKHOLDERS OF OVASCIENCE ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT OVASCIENCE, MILLENDO, THE PROPOSED MERGER AND RELATED TRANSACTIONS. The Definitive Proxy Statement and any amendments or supplements thereto (when such amendments or supplements become available) and other documents filed by OvaScience with the SEC may be obtained free of charge through the SEC website at www.sec.gov. They may also be obtained for free by directing a written request to: OvaScience, Inc., 9 Fourth Avenue, Waltham, MA 02451, Attention: Vice President, Finance.

Participants in the Solicitation

OvaScience and Millendo, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the special interests of OvaScience’s directors and executive officers in the proposed transaction is included in the Definitive Proxy Statement. Additional information regarding these persons is included in OvaScience’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 15, 2018, and the proxy statement for OvaScience’s 2018 annual meeting of stockholders, filed with the SEC on April 30, 2018. These documents can be obtained free of charge from the sources indicated above.

Item 9.01  Financial Statements and Exhibits.

(d) Exhibits

EXHIBIT INDEX

The following exhibits are filed as part of this Current Report:

Exhibit No.		Description
10.1	*#	Employment Terms between Louis Arcudi III and Millendo Therapeutics, Inc., dated as of November 1, 2018

*                                         Filed herewith.

#                                         Indicates a management contract or compensatory plan, contract or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OvaScience, Inc.

Date: November 26, 2018	By:	/s/ Christopher Kroeger, M.D., M.B.A.
Christopher Kroeger, M.D., M.B.A.
President and Chief Executive Officer